SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                       For Period Ended: December 31, 2003
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

            American United Global, Inc.
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Full Name of Registrant

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Former Name if Applicable

       11108  N.E.106th PL.
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Address of Principal Executive Office (Street and Number)

      Kirkland, WA 98033
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
 /X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


(ATTACH EXTRA SHEETS IF NEEDED)  SEC 1344 (6/94)

Due to the impact of the Lifetime reverse acquisition being rescinded ab initio effective December 9, 2003 as described on Form 8-K filed with the Commission on March 22, 2004, the Registrant could not complete the financial statements and footnotes thereto by March 30, 2004 without unreasonable effort and expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
     David M. Barnes                       425            869-7410
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Form 10-K for the period ending December 31, 2003 will include results of operations for the period of June 17, 2003 through December 31, 2003 and for the period of August 1, 2002 through June 16, 2003. This is due to the reverse merger between the Registrant and Lifetime Healthcare Services, Inc. ("Lifetime") effective as of June 16, 2003; which transaction was rescinded ab initio by the parties, effective as of December 9, 2003. Such reverse merger also resulted in the Registrant adopting the December 31 fiscal year of Lifetime, the accounting acquirer.

Preliminary results for the six and one half month period ended December 31, 2003 reflect a loss of approximately $2,300,000. As a result of the change in fiscal year, there are no comparable financial statements and there is no comparable period for the prior year. However, for the period of August 1, 2002 through January 31, 2003, the Company reported a net loss of $370,000. The current period preliminary results include net interest expense of approximately $1,200,000 including $1,000,000 relative to the beneficial conversion feature of warrants issued along with the Bridge Notes in June 2003. In addition, professional fees, including those incurred relative to the Lifetime transaction and rescission, were substantially higher than the amount recorded in the prior year. Results of operations for the period June 17, 2003 to December 31, 2003 are subject to further review and adjustment.

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                        AMERICAN UNITED GLOBAL, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:  March 31, 2004                          By /s/ David M. Barnes
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                                                   David M. Barnes
                                                   Chief Financial Officer